

Chu Teh-Chun (1920–2014)

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After reviewing over 100 other examples, Masterworks agreed to privately acquire the Painting - the first work by Chu Teh-Chun to be offered on the Masterworks platform in almost two years.

INVESTMENT THESIS

Initial Offering Price

$738,000

Offering Circular

sec.gov

Price Appreciation of Similar Works

13.0%



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Artist Market Sharpe Ratio

(1991-2021)

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Chu Teh-Chun
0.86
All Art
0.25
S&P 500
0.57
Speculative Returns
High Risk-Adjusted Returns

99% Progress

SOLD OUT

WHY WE LIKE THIS PAINTING

- Chu Teh-Chun is celebrated as one of the three great Chinese Modernist artists who synthesized traditional Chinese painting with Western Postwar abstraction.
- Our acquisitions team has reviewed almost 100 examples of work by Chu Teh-Chun from around the world, some of which are priced in excess of $1 million. Of these 100 works, this is the third one we have selected to be offered on the Masterworks platform.
- The Painting is a characteristic example of Chu Teh-Chun's complex integration of traditional Chinese painting styles with Western abstraction in the 20th century.
- The Painting features an abstract composition consisting of a predominantly blue and green palette with fluid black brushwork and splashed organic forms that may reference undulating mountain ranges, or cascading waterfalls typically depicted in traditional Chinese ink wash paintings.
- As of March 3, 2023, other examples similar in size and period with the Painting have achieved prices as high as $1.2 million at auction, and include: *No. 182 Plénitude de la Maturité* (1964), which sold for $1,198,609 at Christie's, in December 2022, *No. 163* (1963), which sold for $578,094 at Sotheby's in April 2022, and *No.112* (1962), which sold for $406,445 at Sotheby's in October 2020.
- Works similarly sized to the Painting have exhibited impressive price growth: *No. 134* (1962), which sold for $515,279 at Christie's, in May 2021, had previously sold for $286,784 at Christie's, in May 2018, representing an approximately 21.6% annualized price appreciation over that time period.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$28,317,351	104

CHU TEH-CHUN

b. 1920, CHINA – d. 2014, FRANCE

Oil on canvas | 29 × 36 in. (74 × 91 cm.)

Chu Teh-Chun was an important Chinese-French artist who fused traditional Chinese painting techniques with key principles of Western abstraction.



$738,000
INITIAL OFFERING

13.0%
HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

31.2%
ANNUAL APPRECIATION OF RECORD PRICES[2]

The Painting is a characteristic example of Chu Teh-Chun's complex integration of traditional Chinese painting styles with Western abstraction in the 20th century. Executed in 1965, after the artist immigrated to France and absorbed the styles of European and American Modernism, the Painting features an abstract composition consisting of a predominantly blue and green palette with fluid black brushwork and splashed organic forms that may reference undulating mountain ranges, or cascading waterfalls typically depicted in traditional Chinese ink wash paintings. The gestural black brushstrokes that dominate the central band in the Painting echo the expressive mark-making of Abstract Expressionism, while also incorporating techniques of Chinese calligraphy, which Chu practiced throughout his life. Works comparable in scale and relation to the Painting have exhibited impressive price growth: *No. 134* (1962), which is similar in palette and composition to the Painting, sold for HKD 4,000,000 ($515,279) at Christie's, Hong Kong, on May 25, 2021, after previously selling for HKD 2,250,000 ($286,784) at Christie's, Hong Kong, on May 27, 2018, representing an approximately 21.6% price appreciation over that time period. As of March 3, 2023, other examples similar in size and period with the Painting have achieved prices as high as $1.2 million at auction, and include: *No. 182 Plénitude de la Maturité* (1964), which sold for HKD 9,324,000 ($1,198,609) at Christie's, Hong Kong, on December 1, 2022, *No. 163* (1963), which sold for HKD 4,536,000 ($578,094) at Sotheby's, Hong Kong, on April 28, 2022, and *No. 112* (1962), which sold for HKD 3,150,000 ($406,445) at Sotheby's, Hong Kong, on October 6, 2020. The Painting's period, composition, and scale make it a commercial and desirable work by Chu Teh-Chun.

Chu Teh-Chun's first solo exhibition took place in 1954 at the Sun Yatsen Memorial Hall in Taipei and proved to be so successful that it sold out and funded the artist's transition to France. Chu immigrated to Paris in 1955, and the following year, exhibited at the Palais Royal gardens, alongside the work of Pablo Picasso, Joan Miró, and Jean Cocteau. In 1958, the artist's first solo exhibition in Europe was staged at the Haut Pavé Gallery in Paris, and Chu proceeded to exhibit across Europe in France, Germany, and Switzerland throughout the next decade. In 1969, Chu represented China at the Tenth Biennale in São Paulo, Brazil. He became a citizen of France in 1980, and in 1999, became the first Chinese member of l'Institut de France, Académie des Beaux-Arts. Chu received numerous awards in his lifetime, including both the Chevalier de l'Ordre des Palmes Académiques and the Chevalier de la Légion d'Honneur in 2001, two highly prestigious honors bestowed by the French government. As of March 3, 2023, the top records at auction for the artist are led by *Harmonie Hivernale* (1986), which sold for HKD 229,568,000 ($29,544,253) at Sotheby's, Hong Kong, on April 18, 2021, followed by *Les Éléments Confédérés* (1983-1984), which sold for HKD 113,688,000 ($14,668,935) at Sotheby's, Hong Kong, on July 8, 2020, and *Vertige Neigeux* (1990-1999), which sold for HKD 91,820,000 ($11,835,596) at Christie's, Hong Kong, on November 26, 2016.

AS OF MARCH 3, 2023, THE TOP RECORDS AT AUCTION FOR THE ARTIST ARE LED BY *HARMONIE HIVERNALE* (1986), WHICH SOLD FOR HKD 229,568,000 ($29,544,253) AT SOTHEBY'S, HONG KONG, ON APRIL 18, 2021, FOLLOWED BY *LES ÉLÉMENTS CONFÉDÉRÉS* (1983-1984), WHICH SOLD FOR HKD 113,688,000 ($14,668,935) AT SOTHEBY'S, HONG KONG, ON JULY 8, 2020, AND *VERTIGE NEIGEUX* (1990-1999), WHICH SOLD FOR HKD 91,820,000 ($11,835,596) AT CHRISTIE'S, HONG KONG, ON NOVEMBER 26, 2016.

AUCTION RESULTS FOR SIMILAR WORKS[3,4]


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Chu Teh-Chun, often written as Zhu Dequn, (b. 1920, China – d. 2014, France) was an important Chinese-French artist who fused traditional Chinese painting techniques with key principles of Western abstraction. In 1920, Chu was born to a wealthy family in the Jiangsu Province of China, who collected traditional Chinese works of art. In 1936, Chu was accepted into the prestigious Hangzhou Academy of Fine Arts, where he learned traditional techniques and studied alongside famed Chinese artists Zao Wou-ki and Wu Guanzhong under the directorship of Lin Fengmian, who studied in France at L'École National Supérieure. Formally trained in both China and France, Zao, Wu, and Chu became informally known as the "Three Musketeers of Chinese Modernism" and pioneered a new era of Chinese painting. Artworks by Chu Teh-Chun are held in some of the most esteemed collections in the world including the Bibliothéque Nationale in Paris, the Guangdong Museum of Art in Guangzhou, China, and the Taipei Fine Arts Museum in Taiwan. The artist's work has also been the subject of numerous institutional exhibitions, including at the Shanghai Museum of Art, the National Museum of History of Taipei, the Suzhou Museum and the National Art Museum of China in Beijing.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Paintings by Chu Teh-Chun have a record price compound annual growth rate ("CAGR") of 31.2% from November 22, 1987 to September 30, 2022. This calculation is based on (i) a record price of $1,982 on November 22, 1987, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $25,481,610, the most recent record price as of September 30, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

3. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

4. The chart captures historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the [Painting / Artwork] by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Chu Teh-Chun with the following criteria: abstract canvas paintings executed 1960 to 1969 that measure 20 inches by 20 inches to 50 inches by 50 inches, and that to the best of our ability to determine, are horizontally-oriented (where the width exceeds the height by 5 or more inches) and feature predominantly blue and/or green color palettes.When we were unable to determine the auction house Buyer's Premium, due to incomplete data, a default of 10% Premium was added to the hammer price. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 13.0% CAGR implied from selected sales occurring from April 6, 1993 to May 25, 2021.